Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First Advantage Bancorp
(Commission File No. 001-37391)

                                           Growing Together/Merger Overview and Employee FAQs          FIRST ADVAN TAGE BANK Reliant Bank is excited about the opportunity to add First Advantage Bank to our growing franchise. The decision for Reliant Bank and First Advantage Bank to merge is a strategic one with long-term benefits anticipated—for shareholders, customers, communities and employees, including:Similar cultures of commitment to customers and the communities served.Markets that fit nicely together and allow customers to transact business at an increased number of locations.Advantages of scale. The banking industry is evolving more rapidly than at any time in history. Regulatory reform, risk management considerations, disruptive technologies and demographic changes present challenges to our continued success. Larger-scale organizations have a competitive advantage.A strong and diverse team of employees with opportunities for growth and advancement.Most importantly, this merger is expected to create growth opportunities because combining our banks will enhance our capital base, expand our lending capacity and extend our branch and ATM networks.As an employee of First Advantage Bank, you play an important role in the success of this merger. Customers will look to you as a guide throughout the process. We have provided materials for you to review so that you can confidently answer questions that may be posed by customers and/or coworkers. Our goal is that you will be equipped to convey the value of becoming part of Reliant Bank.Please know the management teams of both banks are committed to open and honest dialogue to ensure a seamless transition for you and our customers throughout the merger and conversion process. Members of the Reliant team will be visiting respective departments and branches beginning this week. The purpose is simply to meet one another, provide opportunities for questions and answers, and to learn how our bank operates.ExpectationsWe currently expect to complete the merger in the second quarter of 2020. This is subject to customary closing conditions, including regulatory approval, and the approval of both parties’s shareholders.Between now and closing, it will be business as usual.When the merger is complete, the combined bank will operate as Reliant Bank under the holding company, Reliant Bancorp, Inc.We will align our resources and leverage our collective strength to expand services and enhance customer convenience.The strong presence of First Advantage Bank in Montgomery and Davidson Counties fits nicely into Reliant Bank’s growing market footprint and will allow customers to transact business from an expanded network of 30 full-service branches and one Loan Production Office throughout the State of Tennessee.

 Employee FAQsQ. How does this affect me and my job?A. Mergers can accelerate growth and increase profitability. We believe the merger between First Advantage Bank and Reliant Bank will allow both organizations to grow together and become an even better bank. While we are confident that our organizations’ similar focus and service standards will provide a seamless transition for our customers, we expect some internal changes. Management will be transparent as we navigate this process and will inform you of any changes in job positions or duties as quickly as possible. We are committed to making the very best decisions to grow and strengthen our team. Treating everyone with respect is the cornerstone of how and when we communicate with you.Q. When will employees know if they have a position with Reliant?A. We are committed to letting employees know which positions will be retained as quickly as possible. We understand that waiting can be stressful, and we will be working hard to get this information to you.Q. When are we considered Reliant employees?A. You are an employee of Reliant Bank at legal close.Q. What is the difference between legal close and conversion dates?A. There are milestones to a merger. The first is reaching a definitive agreement and making the public announcement. This occurred on October 23, 2019. The second is legal close and that is followed by the conversion.Legal close means the time at which the merger legally becomes effective. Legal close is contingent on several customary conditions, including regulatory approval and the approval of both parties’ shareholders. We currently expect the merger to become legally effective in the second quarter of 2020.The conversion date references customer data that resides in the core processing system and the date on which all First Advantage Bank data systems are converted to Reliant data systems. The anticipated date for the conversion is late May 2020.  Q. Will job titles or job responsibilities change?A. In the coming weeks, we will be reviewing roles across the bank. Some titles and responsibilities may stay the same, while others may be different. We intend to communicate these details as quickly as possible.Q. Will my date of hire remain the same?A. Yes. Your First Advantage Bank date of hire remains the same and will transfer to Reliant Bank.Q. How will this merger affect my benefits?A. There is much to be determined relevant to employee benefits. A comprehensive overview will be shared as we approach the legal closing date in the second quarter of 2020.Q. How much vacation and other paid time off will I have?A. Full-time and regular part-time (at least 30 hours/less than 40 hours per week) employees will be granted the greater of the First Advantage Bank policy (they will be grandfathered) or the Reliant policy. Vacation eligibility and accruals will be listed in Reliant’s Employee Handbook. Full-time employees of Reliant are eligible for nine sick days a year, and regular part-time employees are eligible for 4.5 days per year; sick days can accumulate up to 60 days. Reliant also offers 20 hours of paid time per year to volunteer in the communities where its employees live and work. More information is available in Reliant’s Employee Handbook which will be distributed prior to legal close.Q. What will happen to the First Advantage Bank 401(k) Plan?A. The First Advantage Bank 401(k) Plan will be merged into the Reliant Bank 401(k) Plan. Employees who have been employed for at least six months will be eligible to participate in the Reliant Bank 401(k) Plan as soon as administratively feasible after the effective date of the merger. Reliant will provide all employees with a training webinar so that you can learn all about their plan. Reliant will also provide required notices and written communications, including the effective date of participation by First Advantage Bank employees. In addition, you will have access to a Certified Financial Planner at Merrill Lynch to help you select your investments if you would like guidance.Reliant Bank matches 100% of the first 6% contributed to the 401(k) Plan. This is a great savings opportunity.  Growing Together.  Employee FAQs, Page 2

 Q. What is Reliant’s payroll schedule?A. Employees are paid on the 15th and the last day of each month. If the 15th or last day falls on a weekend or holiday, you are paid on the preceding business day.Q. Am I required to have my pay direct deposited? If so, am I required to have a Reliant account for my direct deposit?A. Reliant requires that payroll be direct deposited. This allows employees to have access to their pay on payday. While you are not required to have a Reliant account for direct deposit, it is easier for employees to promote Reliant products and services when they actively use them. If you have a First Advantage Bank account with direct deposit, it will automatically convert to a Reliant account during the conversion process.Q. Will leadership roles be affected?A. Yes. DeVan Ard, Jr. is the Chairman, President and CEO of Reliant Bancorp, Inc. and Reliant Bank. Upon completion of the merger, he will lead the combined banks and with his guidance, we intend to continue developing a strong suite of competitive products, expanding the branch network and building a solid capital base to support large lending relationships.Q. Who is Reliant Bank?A. Reliant is a $1.8 billion, full-service, predominantly locally owned and operated banking organization where service to customers and community come first. Giving back to its communities through involvement and outreach is an integral part of the bank’s purpose, and the Reliant promise is to grow a community of friends, one relationship at a time.Q. Where is Reliant Bank headquartered?A. Reliant is based in Brentwood, Tennessee and operates banking centers in Davidson, Hickman,Maury,Robertson, Rutherford, Sumner and Williamson Counties in Middle Tennessee and Hamilton County in East Tennessee.For a list of branch addresses and hours, visit reliantbank.com.Q. What is the culture like at Reliant?A. It’s a blended culture with amazing components – from a strong and experienced leadership team to topnotch employees working towards common goals − that ensure the very best conditions for growth. Reliant’s spirit is warm and welcoming, and the bank’s intent is to attract  new generations while honoring longtime relationships and partners. Giving back to its communities through involvement and outreach is part of the bank’s purpose, and the Reliant promise – to grow a community of friends, one relationship at a time − is its foundation.Q. How does Reliant communicate?A. Reliant has several ways of communicating. From its intranet, RNet, the bank posts announcements and news and houses its documents library, employee directories, and other helpful resources. Reliant also uses Yammer, an internal social network, on which employees can discuss ideas, share updates, and crowdsource answers from coworkers. It’s a fast, smart way to collaborate bank wide. Plus, it’s easy to use and helps connect employees across the bank. Email is used as needed, and an emergency notification system is also utilized to deliver voice, text and electronic messages to employees when necessary.Q. What core data and other systems does Reliant use?A. Reliant’s core system is Fiserv Premier. Examples of other systems include LaserPro for loan processing and administration and Sageworks for commercial credit administration. During the next few weeks, you will receive communications about all systems and processes.Q. Does Reliant have a training department?A. Reliant recognizes how important training is to attract, engage and retain employees. The bank currently has two HR employees who are dedicated to employees’ learning and development. They also have an orientation program for new employees.Q. What happens next?A. An integration team will be formed and will include employees from both banks. This team will work together to ensure the merger process, and subsequent data conversion, is smooth for our customers.Q. How can I ask questions and stay informed?A. We will provide progress updates throughout the process and answer any questions you may have about the merger. A banner will be posted to the bank’s intranet. Click through the banner to Reliant’s website at reliantbank. com for the most up-to-date information.Any questions you would normally ask your Human Resources or Training departments may be sent via email to HRquestions@reliantbank.com.  Growing Together.  Employee FAQs, Page 3

 Growing Together.  Employee FAQs, Page 4  or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transactions may not be realized or take longer than anticipated to be realized, (2) the ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transactions,(3) the effect of the announcement and pendency of the Transactions on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the businesses and operations of First Advantage and its subsidiaries and of TCB Holdings and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or the definitive merger agreement for the TCB Holdings Transaction, (6) the amount of costs, fees, expenses, and charges related to the Transactions, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transactions, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transactions, (9) the failure of  any of the conditions to the closing of the Transactions to be satisfied, or any unexpected delay in closing the Transactions, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transactions, (11) Reliant’s ability to simultaneously execute on two separate business combination transactions, (12) the risk associated with Reliant management’s attention being diverted away from the day- to-day business and operations of Reliant to the completion of the Transactions, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www. sec.gov. Reliant believes the forward- looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.  ADDITIONAL INFORMATION  ABOUT THE FIRST ADVANTAGE  TRANSACTION AND WHERE TO FIND ITIn connection with the First Advantage Transaction, Reliant intends to file a registration statement on Form  S-4 with the SEC to register the shares of Reliant common stock that will be issued to First Advantage’s shareholders in connection with the First Advantage Transaction. The registration statement will include a joint proxy statement of Reliant and First Advantage and prospectus of Reliant and other relevant materials pertaining to the First Advantage Transaction. The joint proxy statement/ prospectus will be sent to Reliant’s and First Advantage’s shareholders in connection with seeking the required shareholder approval(s) for the First Advantage Transaction. INVESTORS AND SECURITY HOLDERS OF RELIANT AND FIRST ADVANTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE FIRST ADVANTAGE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, FIRST ADVANTAGE, AND THE FIRST ADVANTAGE TRANSACTION. Investorsand security holders may obtain free copies of the registration statement and related joint proxy statement/ prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at http://www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related joint proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp,  Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention:J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.PARTICIPANTS IN THE SOLICITATIONReliant, First Advantage, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Reliant’s and First Advantage’s shareholders in connection with the First Advantage Transaction. Certain information about the directors and executive officers of Reliant and First Advantage will be included in the joint proxy statement/ prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus pertaining to the First Advantage Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.  Forward Looking StatementsThis document contains “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,”“predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “First Advantage Transaction”) between Reliant Bancorp, Inc. (“Reliant” or the “Company”) and First Advantage Bancorp (“First Advantage”), the benefits of the First Advantage Transaction to Reliant, First Advantage, and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the First Advantage Transaction, separately or together with Reliant’s previously-announced, pending acquisition of Tennessee Community Bank Holdings, Inc. (“TCB Holdings”) (the “TCB Holdings Transaction” and, together with the First Advantage Transaction, the “Transactions”), on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions.All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance,  Questions specifically about the merger process maybe sent to integrationteam@reliantbank.com.Send your questions to either of these mailboxes for a quick response. Include a relevant description in the subject line of the email.Important Notes:Direct media inquiries to Earl Bradley or Jerry Cooksey at 931-552-6176 or Kim York, Reliant’s Chief Strategy Officer, at kyork@reliantbank.com or 615-595-5358.Direct shareholder questions related to exchanging stock certificates to Mike McKeown, Reliant’s Director of Finance and Chief Investment Officer at mmckeown@reliantbank.com or 615-221-9161.